SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CNPJ (Tax ID) 02.558.129/0001-45 — NIRE (State ID) 33.3.0026819-7
Publicly-held Corporation

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., HELD ON APRIL 16, 2003.

1.     DATE, TIME AND VENUE: April 16, 2003, at 3 p.m., exceptionally at Praia de Botafogo # 501, 7o andar, Rio de Janeiro — RJ, summoned as provided in the Company’s By-laws.

2.     MEETING BOARD: Felix Pablo Ivorra Cano – Chairman of the Meeting; Evandro Luís Pippi Kruel — Secretary.

3.     MEETING START: The meeting started with the presence of the undersigned Members, there being a quorum according to the By-laws.

4.     MEETING AGENDA AND DECISIONS TAKEN:

4.1.     Election of members of the Board of Executive Officers: the following were ELECTED as members of the Company’s Board of Executive Officers: as Executive Vice-President for Operations, Mr. Paulo Cesar Pereira Teixeira , Brazilian, married, engineer, bearer of ID Card # 301.540.175-9 SSP/RS, CPF/MF (Tax Authority Enrollment Number) # 284.875.750-72, resident and domiciled in the Capital of the State of Rio de Janeiro and with business address at Praia de Botafogo # 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ; as Executive Vice-President for Finance, Planning and Control, Mr. Fernando Abella Garcia , Spanish citizen, single, economist, bearer of foreign citizen ID RNE # V275827-Q, issued by MJ-DPF/DELEMAF/SR/RJ and CPF/MF (Tax Authority Enrollment Number) # 055.017.227-04, resident and domiciled in the Capital of the State of Rio de Janeiro, with business address at Praia de Botafogo # 501, 7º andar, Torre Corcovado, Botafogo, Rio de Janeiro – RJ, who will also hold the position as Investor Relations Officer, as provided for in sub-item “g” of item III of article 21 of the Company By-laws; as Executive Vice-President for Marketing and Innovation, Mr. Gilson Rondinelli Filho , Brazilian, married, engineer, bearer of ID Card RG # 4.347.710 – SSP/SP, CPF/MF (Tax Authority Enrollment Number) # 439.603.328-15, resident and domiciled in the Capital of the State of São Paulo and with business address at Rua Abílio Sores 409, 15o andar, São Paulo — SP. The following officers were APPOINTED, and will be elected and take office as soon as their Working Visas are granted by the Labor Ministry: as Chief Executive Officer, Mr. Francisco José Azevedo Padinha , Portuguese, married, engineer, bearer of ID Card RNE V-248636-O, CPF/MF (Tax Authority Enrollment Number) # 055.063.577-70, resident and domiciled in the Capital of the State of São Paulo and with business address in Rio de Janeiro-RJ, at Praia de Botafogo # 501, 7º andar, Torre Corcovado; as Vice-President for IT and Product and Service Engineering, Mr. Luis Filipe Saraiva Castel-Branco de Avelar , Portuguese, married, engineer, bearer of ID Card RNE V224096-0, CPF (Tax Authority Enrollment Number) # 217.046.958-30, resident and domiciled in the Capital of the State of São Paulo and with business address at Rua Abílio Soares 409, 15o andar, São Paulo – SP; as Vice-President for Customers, Mr. Guilherme Silvério Portela Santos , Portuguese, married, engineer, bearer of ID Card RNE V329591-W, CPF (Tax Authority Enrollment Number) # 057.649.617-00, resident and domiciled in the Capital of the State of São Paulo and with business address at Praia de Botafogo # 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ; as Vice-President for Technology and Networks, Mr. Javier Rodríguez García , Spanish, legally unmarried, bearer of RNE V283375-2, CPF (Tax Authority Enrollment Number) # 055.017.127-41, resident and domiciled in the Capital of the State of Rio de Janeiro and with business address at Praia de Botafogo # 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ and as Vice-President for Regulatory Matters and Institutional Relations, Mr. José Carlos de La Rosa Guardiola , Spanish, divorced, engineer, bearer of foreign citizen ID Card RNE V2715938, issued by SE/DPMAF/DPF and CPF (Tax Authority Enrollment Number) # 802.367.825-68, resident and domiciled in the Capital of the State of Rio de Janeiro and with business address at Praia de Botafogo # 501, 7o andar, Torre Pão de Açúcar, Rio de Janeiro-RJ. The following are elected as acting officers, until the above named Vice-Presidents’ visas are issued: as Chief Executive Officer, Mr. Fernando Abella Garcia; as Vice-President for IT and Product and Service Engineering and as Vice-President for Customers, Mr. Gilson Rondinelli Filho; as Vice-President for Technology and Networks, Mr. Paulo Cesar Pereira Teixeira; already duly qualified and who will hold the positions cumulatively, as provided for in the Company’s By-laws, and as Vice-President for Regulatory Matters and Institutional Relations, Mr. Gilmar Roberto Pereira Camurra, brasileiro, legally unmarried, business administrator, bearer of ID Card RG # 7990926, issued by SSP/SP and CPF (Tax Authority Enrollment Number) # 810.374.908-78, resident and domiciled in the Capital of the State of São Paulo, with business address at Rua Martiniano de Carvalho 851, 21o andar, São Paulo-SP. The now elected executive officers will have a term of office of three years, starting on the present date. It’s also been registered that the now elected executive officers do hereby declare that they have not committed any of the crimes that may legally prevent them from exercising merchant activities, and that they are ready to sign the declaration required by CVM Instruction # 367/2002 and that they undertake to produce such signed declaration at the moment of signature of their Agreements to take office.

5.    MEETING CLOSING: After the agenda was completed, the minutes were drawn up, then read, approved and signed by the attending Members and by the Secretary, and now are included in the appropriate book.

Signatures: Felix Pablo Ivorra Cano — Chairman of the Meeting; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Kazuo Moriya – Members; Ernesto Lopez Mozo; Antonio Viana-Baptista; Ignácio Aller Mallo – Members represented by Mr. Felix Pablo Ivorra Cano and Evandro Luís Pippi Kruel – Secretary.

It is hereby declared for all legal purposes that this is an accurate copy of the minutes drawn up in the appropriate Book.

Evandro Luís Pippi Kruel
Secretary – OAB-RS 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2003

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.